SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission file number 333-12551

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Properties of New York Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home Properties of New York, Inc.
850 Clinton Square
Rochester, New York 14604

REQUIRED INFORMATION

        The Home Properties Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Security Income Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ending December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBITS

Exhibit Number	Description
99.1	Financial Statement and Schedules of the Plan for the two fiscal years ending December 31, 2002 and 2001
99.2	Consent of Insero, Kasperski, Ciaccia & Co., P.C., independent accountants
99.3	Section 906 Certification of Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME PROPERTIES RETIREMENT SAVINGS PLAN

Date:	June 26, 2003
By:	/s/ David P. Gardner --------------------
Name:	David P. Gardner
Title:	Chairman of the Administrative Committee, the Administrator of the Plan